Mail Stop 3561

Sam L. Susser, President
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christi, TX 78408

> **Re:** **Susser Holdings Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 20, 2006**
> **File No. 333-134033**

Dear Mr. Susser:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated July 13, 2006. In the recent sales section, please revise to disclose the aggregate number of shares of common stock to be issued in exchange for class A units, class B units and unit options. Please also file the LLC agreement as an exhibit to your next amendment.

Summary, page 1

2. We note your response to comment 2 in our letter dated July 13, 2006. In this regard, we have reviewed the information you have provided to us in support of your statement that you are the "largest non-refining motor fuel distributor in Texas." Please revise to indicate that this statement is based on your knowledge of the industry.

Unaudited Pro forma Consolidated Statement of Operations, page 46

3. We note your response to comment 21 in our letter dated July 13, 2006. Stock-based compensation recognized by the predecessor in accordance with the variable accounting provisions of APB 25 does not appear to be directly attributable to the December 2005

transactions. Please tell us why stock based compensation referred to in note 2 is directly related to the 2005 transactions and is a nonrecurring item that should be eliminated in arriving at pro forma results given the requirements of APB 25. Otherwise, please remove the stock-based compensation adjustment from the pro forma presentation. Please refer to our comment regarding Members' Interests – Predecessor below.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 47

4. In order to make the computation of pro forma earnings per share more transparent to investors, please disclose the number of shares for which the net proceeds are being used for general corporate purposes that have been excluded from the computation. Please similarly revise note 8 on page 49 and note 5 on page 51.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

First Quarter 2006 Compared to First Quarter 2005, page 59

5. We have reviewed your response to comment 12 in our letter dated July 13, 2006 and the revisions to your disclosure. We note you revised your disclosure with respect to the examples we provided in our previous comment. In all circumstances where there is more than one item accounting for a significant change between periods in key financial data or indicators, please quantify in dollars the incremental impact of each individual item on the overall change. For example, quantify the dollar increase in retail sales of motor fuel attributable to the increase in the average retail price of motor fuel versus the increase in retail gallons sold.

Financial Statements, page F-1

6. We note that you revised the unaudited interim financial statements included in the filing. Please provide us with a summary of each of the adjustments made to the unaudited interim financials statements, including those to reflect the final purchase price allocation. In addition, please tell us the reasons for adjustments, if any, that are not directly attributable to the final purchase price allocation and why your accounting treatment and related disclosure is appropriate.

7. We note your response to comment 33 in our letter dated July 13, 2006. You should apply the same accounting method, either the fair value method described in SFAS 123 or the intrinsic value based method in APB 25, in accounting for all of your stock-based employee compensation arrangements. Please refer to paragraph 14 of SFAS 123. Please revise the financial statements of the Successor to either apply the intrinsic value based method of

accounting to measure compensation expense related to the grant of Class B units or to apply the fair value method of accounting to measure compensation expense related to options granted under the Stripes Option Plan.

<u>Consolidated Statements of Members' Interests, page F-6</u>

8. We have reviewed your response to comments 17 and 18 in our letter dated July 13, 2006 and the revisions to your disclosure. It remains unclear to us why you have continued to present the issuance of high yield debt as a transaction of the predecessor company given that you accounted for the acquisition as a leveraged buyout under EITF 88-16. In addition, as the amounts paid to acquire/redeem preferred equity and management options were included in the total purchase price, it is also unclear to us why these transactions are presented as transactions of the predecessor company. Further, if the sale/leaseback transaction and retirement of existing debt are predecessor company transactions, we believe they should be separately discussed in the footnotes apart from the acquisition transaction. Finally, we believe that consideration paid to the unit and option holders of Susser would be more appropriately characterized in the statements of cash flows as an acquisition of Susser Holdings LLC as opposed to redemption of equity. With respect to each of these matters, please advise or revise.

<u>Note 3. Acquisitions, page F-14</u>

9. Please disclose the nature and amount of all material adjustments to the initial allocation of the purchase price. This may be best accomplished by disclosing the final allocation of purchase price in addition to the initial allocation. Please refer to paragraph 51(h) of SFAS 141.

<u>Note 17. Members' Interests – Predecessor, page F-30</u>

10. We have reviewed your response to comment 32 in our letter dated July 13, 2006 and the revisions to your disclosure. Please tell us why you are unable to estimate the fair value of your common units and accrete changes in the redemption value at the greater of fair value or the contractually-specified redemption formula. In that regard, we assume you estimated the fair value of your common units in recognizing stock-based compensation expense related to management incentive options disclosed in Note 19. Please advise. In doing so, tell us how you estimated the fair value of your common units in accounting for stock-based compensation for each of the periods presented. In addition, it appears that the fair value of the common units at January 2, 2005 was significantly higher than the recorded formula

value given the significant accretion recorded between January 2, 2005 and December 20, 2005. If the fair value of the common units was, in fact, higher than the formula value for the periods presented, please revise. Otherwise, please explain to us in detail what caused the significant increase in fair value of the units between January 2, 2005 and December 20, 2005.

Note 19. Management Incentive Options, page F-32

11. We note that the number of incentive options outstanding at July 2, 2006 differs from the number outstanding at April 2, 2006. Please update your disclosures for the unaudited interim period as applicable or tell us why additional disclosures are not required. Please refer to paragraphs 64-65, 84 and A240-242 of SFAS 123(R) and SAB Topic 14:H.

Note 20. Segment Reporting, page F-34

12. We have reviewed your response to comment 34 in our letter dated July 13, 2006 and the revisions to your disclosure. Unaudited information should not be included in your audited footnotes. Given that merchandise sales by category is not included in the information used to produce your general-purpose financial statements, and is therefore not required to be disclosed under paragraph 37 of SFAS 131, we believe you should remove this information from your footnotes. Nonetheless, as we continue to believe that this represents important information for investors, we recommend that you include this information in the description of your business on page 76.

Note 23. Restatement, page F-39

13. Please revise to include the reconciliation provided on page F-40 as part of Note 22, "Net Income and Loss per Unit," rather than as part of Note 23, "Restatement."

Exhibits

14. We note that on page 76 you state that you are a significant distributor of Conoco, Exxon, Shell and Texaco branded motor fuel. Please file any agreements you may have with these suppliers, or confirm to us that you have filed all material contracts.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551- 3340 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Stuart Ogg, Esq.
        FAX (214) 746-7777